Exhibit 35

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made effective as of August 1, 2005 by and between Arrow Resources Development Ltd. (the “Employer”) and Rudolph Karundeng (the “Employee”) (collectively referred to as the “Parties”).

The Parties agree as follows:

1. EMPLOYMENT: Employer shall employ Employee in the position of Chairman of the Board for a period of five years. Employee’s duties shall include: Executive oversight, strategic planning, direction of field operations, attendance of all board meetings and other duties as may be assigned by Employer from time to time.

2. EMPLOYEE COMPENSATION/BENEFITS: For services provided, Employer will pay Employee an annual/monthly (circle one) salary of $1,000,000 paid in accordance with Employer’s annual payroll procedures.

Employee will accrue vacation time at a rate of one (1) week for year r of service for the duration of this agreement.

Employee will also receive the following additional benefits:

A common stock grant of 52,000,000 shares of the Employers stock at no par value. The employee shall also receive additional common stock of the Employer at a rate of eight (8%) of all additional equity distributions made to senior management.

3. EXPENSES: Employer will reimburse Employee for reasonable benefits incurred by Employee in the performance of his duties. Reimbursement will be handled in accordance with Employer’s normal practices and policies.

4. CONFLICTING EMPLOYMENT: Employee agrees that during the time of his employment with Employer, he/she will not accept nor will he/she engage in employment, consulting or other business activity directly related to the business of the Employer.

5. CONFIDENTIALITY: Employee acknowledges that he/she may have access to the Employer’s confidential and proprietary information. Such confidential information may include, without limitation: i) business and financial information, ii) business methods and practices, iii) technologies and technological strategies, iv) marketing strategies and other such information as the Employer may designate as confidential (“Confidential Information”). Employee agrees to not disclose to any other person (unless required by law) or use for personal gain any Confidential Information at any time during or after the termination of employment, unless Employer grants express, written consent of such a disclosure. In addition, Employee will use his/her best efforts to prevent any such disclosure. Confidential information will not include information that is in the public domain, unless such information falls into public domain through Employee’s unauthorized actions.

6. NON-COMPETE AGREEMENT: Following the termination of employment, Employee agrees not to engage in any business similar to or in competition with the business of (he Employer in the geographical area for a period of one year within the Asian market a radius of 10,000 miles of Employer’s principal operation in Papua New Guinea. For purposes of this agreement, engaging “in any business similar to, or in competition with the business of Employer” shall include, without limitation: (i) engaging in such a business as an owner, partner or agent; (ii) taking employment with a third party engaged in such business either as an employee, contractor or consultant; or (iii) soliciting customers for the benefit of a third party engaged in such business.

7. NON-SOLICITATION OK EMPLOYEES: Employee agrees that for a period of one year following the termination of his/her employment, Employee will not induce, recruit or solicit any of the Employer’s employees to terminate their employment or enter into another employment arrangement with a third party.

8. INVENTIONS:

A. Disclosure: During the course of his/her employment, Employee agrees to promptly give full written disclosure to Employer of all inventions, discoveries, improvements, developments and innovations, conceived in whole or in part by Employee, directly or indirectly that: (i) result from work performed on behalf of Employer, (ii) relate in any manner to Employer’s business or (iii) result from the use of Employer’s materials, time, resources, employees or facilities (collectively the “Inventions”).

B. Assignment/Assistance: Employee hereby assigns all right, title, and interest to the Inventions to Employer, its successors and assigns. Furthermore, with respect to the Inventions, during the course of his/her employment and after its termination, Employee agrees to: (i) assist Employer in obtaining copyrights, patents, or any other intellectual rights; (ii) provide all pertinent information and data to Employer, (iii) execute all applications, assignments and other instruments as required by Employer; and (iv) at Employer’s request and expense, assist in the defense and prosecution of its intellectual rights in the Inventions.

9. OTHER RULES AND POLICIES: Employee agrees to abide by any other rules, policies or procedures as communicated by Employer that aw generally applicable to employees of Employer.

10. TERMINATION: This employment relationship may not be terminated by either Employer or Employee at any time for a period of five years (except with the express written consent of both the Employer and Employee).

Employment Agreement—Long Form	2

11. RETURN OF PROPERTY: Upon termination of employment, Employee will return to Employer all drawings, documents, and other tangible manifestations of Confidential Information (and all copies and reproductions thereof). In addition, Employee will return any other property belonging to Employer including without limitation: computers, office supplies, money and documents.

12. CONTINUING OBLIGATIONS: Notwithstanding the termination of Employee for any reason, the provisions of paragraph 5, 6,7 and 8 of this Agreement will continue in full force and effect following such termination.

13. BINDING EFFECT: The covenants and conditions contained in the Agreement shall apply to and bind the Parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

14. CUMULATIVE RIGHTS: The Parties’ rights under this Agreement are cumulative, and shall not be construed as exclusive of each other unless otherwise requited by law.

15. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that parry’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

16. SEVERABILITY: If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any statute, ordinance or court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

17. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both Employee and Employer.

18. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall be in writing and mailed certified return receipt requested, postage prepaid, or delivered by overnight delivery service, addressed as follows:

Employer:

Arrow Resources Development Ltd.

Carnegie Hall Tower

152 West 57th Street, 27th Floor

New York, NY 10019

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Tel: 212-262-2300

Fax: 212-262-6333

Employee:

Rudolph Karundeng

7140 Darby Avenue

Las Vegas, Nv. 89117

Tel: 702-210-6381/ (65) 91850489

Fax: 702-362-3162/ (65) 64722346

Either party may change such addresses from time to time by providing notice as set forth above.

18. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

20. This agreement may be modified or expanded at any time during its duration through the mutual agreement of the employer and employee.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

EMPLOYER:

/s/ Peter J. Frugone
(Signature)

P. Frugone
(Name – Please Print)

CEO
(Position)

EMPLOYEE:

/s/ Rudolph Karundeng
(Signature)

Rudolph Karundeng
(Name – Please Print)

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